Exhibit 99.1

Press release
Brussels / 28 February 2019 / 7.00 am CET

The enclosed information constitutes regulated information as defined in the Belgian Royal Decree of 14 November 2007 regarding the duties of issuers of financial instruments which have been admitted for trading on a regulated market.

Except where otherwise stated, the comments below are based on organic growth figures and refer to 4Q18 and FY18 versus the same period of last year. For important disclaimers please refer to page 22.

Anheuser-Busch InBev reports fourth quarter and full year 2018 results

HIGHLIGHTS

●

Solid revenue growth of 4.8% coupled with operating leverage drove EBITDA growth of 7.9% with margin expansion of 118 bps and 8.6 billion USD of underlying profit, all despite currency and commodity headwinds

●	Volume, revenue and market share growth achieved in many of our important markets this year, led by Mexico, China, Western Europe, Colombia and several African countries including Nigeria

●	Premiumization initiatives delivered top and bottom line growth, led by consistent double digit revenue growth in the High End Company and our global brands outside of their home markets

●	In the US, we delivered our best annual share trend performance since 2012

●

Approximately 8% of our global beer volume in 2018 was no- and low-alcohol as we continued to increase our focus on this opportunity, leveraging global health and wellness trends and in line with our commitment to smart drinking

KEY FIGURES

●

Revenue: Revenue grew by 4.8% in FY18 and by 5.3% in 4Q18, with revenue per hl growth of 4.5% in FY18 and 4.9% in 4Q18 driven by global premiumization and revenue management initiatives. On a constant geographic basis, revenue per hl grew by 4.7% in FY18 and by 4.6% in 4Q18.

●

Volume: Total volumes grew by 0.3% in FY18, with own beer volumes up 0.8% and non-beer volumes down 3.6%. In 4Q18, total volumes increased by 0.3%, with own beer volumes up 1.2% and non-beer volumes down 4.9%.

●

Global Brands: Combined revenues of our three global brands, Budweiser, Stella Artois and Corona, grew by 9.0% in FY18 and by 9.8% in 4Q18. Outside of their respective home markets, the global brands grew by 13.1% in FY18 and by 12.6% in 4Q18.

●

Cost of Sales (CoS): CoS increased by 4.7% in FY18 and by 4.3% on a per hl basis. On a constant geographic basis, CoS per hl increased by 4.6% in FY18. In 4Q18, CoS increased by 6.5% and by 6.0% on a per hl basis. On a constant geographic basis, CoS per hl increased by 6.0% in 4Q18.

●

EBITDA: EBITDA increased by 7.9% in FY18 to 22 080 million USD, as a result of top-line growth and enhanced by cost discipline and synergy capture. EBITDA margin expanded by 118 bps to 40.4%. In 4Q18, EBITDA increased by 10.0% to 6 166 million USD with margin expansion of 190 bps to 43.3%.

●

Net finance results: Net finance costs (excluding non-recurring net finance results) were 6 747 million USD in FY18 compared to 5 814 million USD in FY17. The increase was predominantly due to a mark-to-market loss of 1 774 million USD in FY18 linked to the hedging of our share-based payment programs, compared to a loss of 291 million USD in FY17, resulting in a swing of 1 483 million USD. In 4Q18, net finance costs were 2 144 million USD compared to 1 559 million USD in 4Q17.

●

Income taxes: Normalized effective tax rate (ETR) increased to 27.8% in FY18 from 22.9% in FY17 and increased to 32.9% in 4Q18 from 32.1% in 4Q17. Excluding the impact of losses relating to the hedging of our share-based payment programs, our normalized ETR was 24.0% in FY18 as compared to 22.4% in FY17 and 25.1% in 4Q18 as compared to 28.8% in 4Q17.

●

Profit: Normalized profit attributable to equity holders of AB InBev was 6 793 million USD in FY18 versus 7 967 million USD in FY17 and was 1 574 million USD in 4Q18 versus 2 054 million USD in 4Q17. Normalized profit was negatively impacted by mark-to-market losses linked to the hedging of our share-based payment programs. Underlying profit (normalized profit attributable to equity holders of

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AB InBev excluding mark-to-market losses linked to the hedging of our share-based payment programs and the impact of hyperinflation) was 8 644 million USD in FY18 as compared to 8 258 million USD in FY17 and was 2 497 million USD in 4Q18 as compared to 2 450 million USD in 4Q17.

●

Earnings per share (EPS): Normalized EPS in FY18 was 3.44 USD, a decrease from 4.04 USD in FY17, and 0.80 USD in 4Q18, a decrease from 1.04 USD in 4Q17. Underlying EPS (normalized EPS excluding mark-to-market losses linked to the hedging of our share-based payment programs and the impact of hyperinflation) was 4.38 USD in FY18, an increase from 4.19 USD in FY17, and 1.26 USD in 4Q18, an increase from 1.24 USD in 4Q17.

●

Dividend: The AB InBev Board proposes a final dividend of 1.00 EUR per share, subject to shareholder approval at the AGM on 24 April 2019. When combined with the interim dividend of 0.80 EUR per share paid in November 2018, the total dividend for FY18 would be 1.80 EUR per share. A timeline showing the ex-coupon dates, the record dates, and the payment dates can be found on page 20.

●

Combination with SAB: The business integration resulted in synergies and cost savings of 805 million USD in FY18, of which 217 million USD were delivered in 4Q18. We have now delivered 2 938 million USD of the expected 3.2 billion USD synergies and cost savings on a constant currency basis as of August 2016.

●

Deleveraging: Net debt to normalized EBITDA decreased to 4.6x for the 12-month period ending 31 December 2018 from 4.8x for the 12-month period ending 31 December 2017. We expect our net debt to EBITDA ratio to be below 4x by the end of 2020.

●	Hyperinflation: In accordance with IFRS rules, we are required to apply hyperinflation accounting in Argentina as of 1 January 2018. Additional details can be found on page 17.

●	2018 Full Year Financial Report is available on our website at www.ab-inbev.com.

Figure 1. Consolidated performance (million USD)
	FY17	FY18	Organic
			growth
Total Volumes (thousand hls)	612 572	567 066	0.3%
AB InBev own beer	507 692	500 561	0.8%
Non-beer volumes	100 211	61 719	-3.6%
Third party products	4 669	4 786	3.1%
Revenue	56 444	54 619	4.8%
Gross profit	35 058	34 259	4.9%
Gross margin	62.1%	62.7%	3 bps
Normalized EBITDA	22 084	22 080	7.9%
Normalized EBITDA margin	39.1%	40.4%	118 bps
Normalized EBIT	17 814	17 821	9.0%
Normalized EBIT margin	31.6%	32.6%	130 bps

Profit attributable to equity holders of AB InBev	7 996	4 368
Normalized profit attributable to equity holders of AB InBev	7 967	6 793
Underlying profit attributable to equity holders of AB InBev	8 258	8 644

Earnings per share (USD)	4.06	2.21
Normalized earnings per share (USD)	4.04	3.44
Underlying earnings per share (USD)	4.19	4.38

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	4Q17	4Q18	Organic
			growth
Total Volumes (thousand hls)	145 977	142 363	0.3%
AB InBev own beer	126 754	124 949	1.2%
Non-beer volumes	17 994	16 421	-4.9%
Third party products	1 228	993	-19.1%
Revenue	14 600	14 250	5.3%
Gross profit	9 434	9 057	4.6%
Gross margin	64.6%	63.6%	-40 bps
Normalized EBITDA	6 189	6 166	10.0%
Normalized EBITDA margin	42.4%	43.3%	190 bps
Normalized EBIT	5 073	5 068	12.4%
Normalized EBIT margin	34.7%	35.6%	233 bps

Profit attributable to equity holders of AB InBev	3 037	457
Normalized profit attributable to equity holders of AB InBev	2 054	1 574
Underlying profit attributable to equity holders of AB InBev	2 450	2 497

Earnings per share (USD)	1.54	0.23
Normalized earnings per share (USD)	1.04	0.80
Underlying earnings per share (USD)	1.24	1.26

Figure 2. Volumes (thousand hls)
	FY17	Scope	Organic	FY18	Organic growth
			growth		Total	Own beer
					Volume	volume
North America	113 496	76	-2 846	110 726	-2.5%	-2.6%
Latin America West	110 625	-71	4 922	115 476	4.5%	5.1%
Latin America North	119 374	-232	-4 172	114 969	-3.5%	-2.1%
Latin America South	34 062	238	-325	33 975	-1.0%	0.1%
EMEA	131 692	-46 445	1 929	87 176	2.3%	2.3%
Asia Pacific	101 986	95	2 185	104 266	2.1%	2.2%
Global Export and Holding Companies	1 336	-846	-13	478	-2.6%	-2.7%
AB InBev Worldwide	612 572	-47 185	1 679	567 066	0.3%	0.8%

	4Q17	Scope	Organic	4Q18	Organic growth
			growth		Total	Own beer
					Volume	volume
North America	26 231	-	-116	26 114	-0.4%	-0.4%
Latin America West	29 425	-46	1 025	30 405	3.5%	3.5%
Latin America North	34 881	-56	-1 206	33 619	-3.5%	-1.8%
Latin America South	10 432	195	-761	9 866	-7.4%	-4.9%
EMEA	26 238	-3 762	1 007	23 484	4.5%	4.3%
Asia Pacific	18 381	22	472	18 875	2.6%	3.8%
Global Export and Holding Companies	388	-388	-	-	-	-
AB InBev Worldwide	145 977	-4 034	420	142 363	0.3%	1.2%

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Press release
Brussels / 28 February 2019 / 7.00am CET

MANAGEMENT COMMENTS

2018 was another step forward in our company’s transformational journey. We had many successes to celebrate, though the year was not without its challenges. Our focus this year was to continue to drive the organic growth of our business while deleveraging towards our optimal capital structure.

Today we are a stronger, more diversified company applying our learnings across our global business. While there is more work to be done, we are confident in our strategy and plans to grow our business by creating value from seed to sip and delivering sustainable top and bottom line growth in 2019 and beyond.

Reflecting on our performance

Our business delivered consistent top-line growth with margin expansion and EBITDA acceleration throughout the year. Revenue growth of 4.8% was driven by own beer volume growth of 0.8% (total volume up 0.3%) as well as continued premiumization and revenue management initiatives. Revenue per hl growth on a constant geographic basis was 4.7%, of which we estimate more than 100 bps was driven by positive mix in line with our premiumization strategy. EBITDA grew 7.9% on a full year basis with margin expansion of 118 bps to 40.4%, with consistent acceleration each quarter in line with our guidance. However, we faced challenging macroeconomic environments in many emerging markets, especially Brazil, Argentina and South Africa, and unfavorable currency volatility has slowed our deleveraging pace.

Highlights from the year include:

●

Healthy volume, revenue and market share growth in important markets including Mexico, China, Western Europe, Colombia and several African countries including Nigeria. Each of these markets delivered strong performances in their respective premium portfolios while simultaneously evolving their core portfolios in line with the category expansion framework.

●	In the US, achieving our best market share trend performance since 2012. This was driven by the evolution of our commercial strategy, led by premiumization and innovation.

●

Continued global growth of our High End Company (revenue up 18.3%) and global brand portfolio (revenue up 9.0% globally and 13.1% outside of the brands’ home markets). The brands within the High End Company command a premium and contribute higher margins to our overall results.

●

ZX Ventures, our growth and innovation group, delivered robust revenue and EBITDA growth in the year with strong commercial momentum. In craft and specialties, our portfolio of brands grew well ahead of the total company and broader industry with double digit revenue growth. Our eCommerce and brand experience platforms also each grew revenue double digits, and our share online is now greater than our share in traditional channels. Our ZX Ventures platforms allow us to engage with consumers more than ever before and we are using this consumer proximity to drive more meaningful interactions and solutions.

●

Budweiser was the most “talked about” brand on digital and social media during the 2018 FIFA World Cup Russia™, with an estimated five billion social media impressions. It was the biggest commercial campaign in our company’s history, with activations across more than 50 markets and 565 000 points-of-consumption. We were successful in building brand awareness in many of our new markets and are using this awareness to propel the brand toward future growth. We further maximized this sponsorship by activating more than 40 of our local brands in more than 40 markets.

●

Delivering profitable growth, with EBITDA margin expansion of 118 bps to 40.4%, driven by premiumization, cost discipline and continued synergy capture. We achieved further synergies from the combination with SAB, with 805 million USD in 2018 and over 2.9 billion USD captured to date out of our commitment to deliver 3.2 billion USD by the end of 2019.

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●	Launched our 2025 Sustainability Goals, our most ambitious set of sustainability commitments yet, focused on smart agriculture, water stewardship, circular packaging and climate action.

The following aspects of the year held us back:

●

Top and bottom line performances were below our expectations in Argentina, Brazil and South Africa, largely as a result of a weak macroeconomic environment putting pressure on the consumer in all three markets. Additionally, in South Africa we were adversely affected by out of stocks, unexpected tax increases and segment mix shift.

●

Unfavorable currency volatility in emerging markets impacted our cash flows and slowed our anticipated deleveraging path. As a result, we proactively rebased our dividend payout by 50% in October to accelerate deleveraging in line with our capital allocation priorities.

●	Headwinds to our cost base, especially with respect to aluminum globally and the freight market in the US.

We have always said that we are never completely satisfied with our results, and 2018 is no exception. We will build upon the learnings of this year to ensure we continue opening and closing gaps to create sustainable, long-term, profitable growth.

Evolving our commercial strategy

We made significant progress in 2018 executing on many intellectual synergies from the combination with SAB. These intellectual synergies are anchored around three interlocking strategic frameworks: the market maturity model, the category expansion framework and growth champions.

Our market maturity model allows us to group markets into clusters based on maturity level, enabling us to develop our portfolio to meet the needs of a range of markets around the world as they mature and evolve.

Our category expansion framework helps us find opportunities for growth. It allows us to address consumer preferences across occasions, share best practices and adopt a new way of looking at the category that recognizes different market maturities and the role of brand portfolios in each of our markets.

Finally, our growth champions approach is used to identify the right time to expand our portfolios and commercial practices in the most efficient and impactful manner. This process is modeled after one of our most successful systems, efficiency champions, and allows us to benchmark our strategy to open gaps, execute on them deliberately and track performance to deliver increasing efficiencies.

We believe these frameworks position us well to find opportunities and address consumer needs. We utilize them to offer the best beer at price points ranging from affordable to premium, and to continually innovate with the best pipeline of new products and offerings.

Leading the growth of the global beer category

As the world’s leading brewer, we take responsibility for shaping the future of the beer category, its health and sustainable growth globally. Our category has grown over the past 10 years, both in terms of volume (+1.0%) and value (+3.7%). Our estimated share of throat as a company has increased within total beer by 60 bps and within total alcohol by 10 bps over the past five years.

Premiumization: We see a significant opportunity for premiumization around the world and we have the best portfolio to lead this trend. Compared to wine and spirits, beer is in its early stages of premiumization globally, providing us with the opportunity to capture beer’s fair share. For instance, Corona currently has a market share of 3% or higher in just three countries where we own the brand. With the brand growing double digits globally, we believe it is still far from reaching its full potential and see an opportunity for further growth. We expect the premium segment to grow about five times faster than core and value in the years

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to come. Our High End Company is well positioned to capitalize on this trend and deliver high growth and profitability.

Differentiate & extend the core: Our portfolio of core brands is focused on sharpening brand positions to create meaningful emotional and functional differentiation by celebrating the authenticity of our brands along with beer’s natural ingredients and its simplicity.

Emerging markets and affordability: We also see a clear opportunity for volume growth in emerging markets, where per capita consumption volumes are considerably lower than those of developed markets. We believe we are uniquely positioned to lead that growth in a responsible manner, given our diverse portfolio of brands tailored to a variety of consumer price points and occasions.

Category expansion is enhanced in our low- and middle- maturity markets through affordability initiatives, as it is crucial to have a portfolio of affordable options to engage our consumers at accessible price points. Two prime examples in 2018 were the launches of Nossa and Magnífica in Brazil – beers brewed with local cassava and offered to consumers at a considerably lower price point while providing comparable margins to our core brands. This affordability initiative was a best practice in some of our African markets and showcases how we are leveraging intellectual synergies across different markets.

Portfolio enhancing: Lastly, by mapping our portfolio of brands within each market, we are identifying opportunities to introduce existing brands into new markets. Examples of this practice include Argentina’s Patagonia in certain regions of the US, Australia’s Pure Blonde by Jupiler in Belgium and the US’ Michelob Ultra in the UK.

Leveraging our global brands

Our global brands continued to deliver great results, representing more than one third of our total net revenue growth. For the full year, our global brands grew revenue by 9.0% globally and 13.1% outside of their home markets.

Budweiser revenue grew 5.3% globally and 10.0% outside of the US, driven by continued expansion into new geographies as well as our activation during the 2018 FIFA World Cup Russia™, which was our largest and most successful campaign ever. Stella Artois continued to see strong, balanced growth, up 5.2% globally, driven by its increased penetration of the meal occasion. Corona leads the way as the most premium brand amongst the three, growing double digits for the fourth consecutive year, with revenue up 17.6% globally and 28.5% outside of Mexico.

We believe in offering a customized portfolio of brands to lead the premium segment in order to reach more consumers in different occasions. Our complementary global brands give consumers premium options defined by occasion, taste profile and price point.

Innovating to share our passion for beer

As a consumer-centric company, we are relentlessly committed to exploring new products and opportunities to excite consumers around the world. We have a robust innovation pipeline, including the launch of Corona Ligera in Australia, Stella Artois Gluten Free in the UK and Michelob Ultra Pure Gold (organic light lager) in the US.

Our no- and low-alcohol beer (NABLAB) portfolio continues to cultivate new opportunities in many of our markets by addressing the growing consumer trends of moderation and health and wellness. With these trends becoming ever more important to consumers around the world, we are committed to leading innovation in this space. For example, we have successfully launched brands such as Castle Free in South Africa, Carlton Zero in Australia, Aguila Cero in Colombia and, most recently, Leffe Blonde 0.0% in Belgium.

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Leveraging technology to better engage with consumers

Our focus on technology and innovation goes beyond what consumers see every day. ZX Ventures is continuing to find new ways to respond to consumer trends through eCommerce, craft and brand experiences, and today represents more than 10% of our total growth.

Beer Garage, our home for innovation, emerging technology and enterprise technology, is utilizing enterprise-level technology to transform our supply chain and bring us closer to consumers with initiatives such as using Point of Sale (PoS) technology to gather consumer insights from around the world. Our Global Innovation and Technology Center (GITeC) is focused on enhancing our brewing processes, as well as product and package development. One example is Canvas, a sustainable plant-based barley beverage produced with saved grain from our brewing process.

Organizing ourselves for future growth

In July, we created two new senior leadership positions to capture organic growth opportunities within our existing business. Our Chief Non-Alcohol Beverages Officer is focusing on accelerating growth in our existing non-alcohol business, which represents more than 10% of our current volumes. Our Chief Owned-Retail Officer will manage and grow our existing owned-retail business by coordinating cross-marketing initiatives and sharing best practices.

To continue our focus on staying ahead of market and consumer trends, we brought Marketing and ZX Ventures under a common global lead, our Chief Marketing Officer. This change will allow us to adopt ZX Ventures’ innovative approach more broadly within our company.

Contributing to a sustainable future

In March 2018, we launched our ambitious 2025 Sustainability Goals, which will help us brew great beers for the next 100 years and beyond. We have already begun to create change – every Budweiser sold in the US is now brewed with 100% renewable purchased electricity, with plans to roll out to other markets around the world. 2018 also marked the launch of our 100+ Accelerator, which mobilizes the world’s brightest minds to solve some of the most pressing global sustainability challenges.

Fostering a culture of Smart Drinking

We are committed to responsible drinking and road safety. Our programs include our six city pilots to create innovative evidence-based programs to reduce the harmful use of alcohol and a global internal competition to help promote Smart Drinking messaging through commercial communications using social norms marketing. Additionally, as part of our commitment to reach 20% of our volumes from NABLAB by 2025, we continue to expand our portfolio with high quality options. In 2018, we expanded our NABLAB portfolio to 76 offerings by successfully adding 12 new products, reaching approximately 8% of our global beer volume within this segment. We also continued our ongoing efforts to address road safety with our Together for Safer Roads coalition and a new partnership with the United Nations Institute for Training and Research (UNITAR) to help improve road safety worldwide.

Deleveraging to our optimal capital structure

About two years ago, we completed a transformational combination with SAB. We believe the total company is greater and stronger than the sum of its parts, and we remain disciplined and focused on deleveraging to our optimal capital structure of around 2x net debt to EBITDA. We expect our net debt to EBITDA ratio to be below 4x by the end of 2020.

Our debt portfolio and liquidity position provide our business with operating and financial flexibility. We have addressed large near-term maturities to eliminate refinancing needs and will continue to proactively manage our debt portfolio. Our debt portfolio is comprised of a diverse currency mix that provides access to liquid debt markets, and 94% of the portfolio holds a fixed-interest rate. Additionally, our 16 billion USD of liquidity far exceeds our debt maturities in any given year.

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Considering this year’s currency volatility and consistent with our capital allocation priorities, in October we proactively rebased our dividend payout by 50% to accelerate deleveraging. In doing so, we continue to prioritize investments in organic growth opportunities and create greater financial flexibility.

Achieving results together

Thank you to our shareholders for your continued support, as we remain focused on delivering solid organic growth while deleveraging toward our optimal capital structure. We are a company of owners who take results personally, and we are never completely satisfied with our results, including in 2018.

As we begin 2019, we firmly believe that with our commercial strategy, robust portfolio of brands, diverse geographic footprint, unparalleled efficiency and, most importantly, our strong pipeline of committed and talented people, we can deliver on these objectives now and in the future.

2019 OUTLOOK

(i)

Overall Performance: In FY19, we expect to deliver strong revenue and EBITDA growth, driven by the solid performance of our brand portfolio and strong commercial plans. Our growth model is even more focused on category expansion, targeting a more balanced top-line growth between volume and revenue per hl. We expect to deliver revenue per hl growth ahead of inflation based on premiumization and revenue management initiatives, while keeping costs (sum of CoS plus SG&A) below inflation.

(ii)	Cost of Sales: We expect CoS per hl to increase by mid-single digits, with currency and commodity headwinds to be offset by cost management initiatives.

(iii)

Synergies: We maintain our 3.2 billion USD synergy and cost savings expectation on a constant currency basis as of August 2016. From this total, 547 million USD was reported by former SAB as of 31 March 2016, and 2 391 million USD was captured between 1 April 2016 and 31 December 2018. The balance of roughly 250 million USD is expected to be captured by the end of 2019.

(iv)

Net Finance Costs: We expect the average gross debt coupon in FY19 to be between 3.75-4.00%. Net pension interest expenses and accretion expenses including IFRS 16 adjustments (lease reporting) are expected to be approximately 160 million USD per quarter. Net finance costs will continue to be impacted by any gains and losses related to the hedging of our share-based payment programs.

(v)	Effective Tax Rate: We expect the normalized ETR in FY19 to be in the range of 25% to 27%, excluding any gains and losses relating to the hedging of our share-based payment programs.

(vi)	Net Capital Expenditure: We expect net capital expenditure of between 4.0 and 4.5 billion USD in FY19.

(vii)

Debt: Approximately 44% of our gross debt is denominated in currencies other than the US dollar, principally the euro. Our optimal capital structure remains a net debt to EBITDA ratio of around 2x. We expect our net debt to EBITDA ratio to be below 4x by the end of 2020.

(viii)	Dividends: We expect dividends to be a growing flow over time, although growth in the short term is expected to be modest given our deleveraging commitments.

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BUSINESS REVIEW

United States

In the US, our revenues declined by 0.7% in FY18 and grew by 1.3% in 4Q18. Revenue per hl grew by 1.9% in FY18 and by 1.4% in 4Q18, driven by revenue management initiatives and continued premiumization of our portfolio. We estimate that industry sales-to-retailers (STRs) declined by 1.8% in FY18 and by 2.4% in 4Q18. In FY18, our own STRs were down 2.7% and our sales-to-wholesalers (STWs) were down 2.6%, as STWs converged with STRs as expected. In 4Q18, STRs were down 2.8% and STWs were down 0.1%.

Our top-line performance was supported by the continued success of our commercial initiatives, which led to our best annual share trend performance since 2012 with an estimated decline in total market share of 40 bps in FY18, and an estimated decline of 20 bps in 4Q18, our strongest quarterly trend performance in 24 quarters.

Our above core portfolio continues to outperform the industry and accelerated share gains to 90 bps in FY18 versus 50 bps in FY17, driven by Michelob Ultra, our regional craft portfolio, the recently rebranded Bon & Viv Spiked Seltzer and our innovations in the segment. Michelob Ultra accelerated its growth this quarter, solidifying its position as the top share gainer in the US for the past 4 years. Our 2018 innovation pipeline contributed 50% of total industry innovation volume, up from 10% in the previous year, and included Michelob Ultra Pure Gold, Bud Light Orange and the Budweiser Reserve series. These innovations had a strong year and continue to gain share, enhancing the premiumization of our portfolio.

Within their segments, Budweiser and Bud Light are performing better than prior year trends. However, the core and core light segments remain under pressure as consumers trade up to higher price tiers, contributing to Budweiser and Bud Light losing 35 bps and 80 bps of estimated total market share, respectively, in FY18, and 30 bps and 70 bps, respectively, in 4Q18.

Our Super Bowl advertising was in line with our strategy to strengthen the beer category. We drove stronger consumer awareness of our premium brands and innovations including Stella Artois, Bon & Viv Spiked Seltzer, Michelob Ultra and Michelob Ultra Pure Gold. Budweiser led the conversation on sustainability and renewable energy, and Bud Light highlighted the brand’s commitment to quality and transparency for consumers, following our announcement in January that it would be the first brand in the US to add a comprehensive on-pack serving facts and ingredient label.

Our EBITDA declined by 2.3% in FY18 with margin contraction of 65 bps to 40.3%, as an improved top-line performance was more than offset by commodity headwinds and higher distribution expenses related to a tighter US freight market. In 4Q18, our EBITDA grew by 6.2% with margin expansion of 191 bps to 41.4%, as a result of top-line growth and lower SG&A costs related to the timing of variable compensation accruals and lower freight cost pressure as we cycle the previous year’s increase.

Mexico

Mexico was our best performing market this year in both top and bottom line delivery. We grew volume in every major brand and every region, resulting in a market share gain of 60 bps. In FY18, revenue grew by low double digits, revenue per hl grew by mid-single digits in line with inflation, and volumes grew by high single digits. In 4Q18, revenue grew by low double digits with revenue per hl growth and volume growth of mid-single digits.

Throughout the year we have focused on developing our portfolio in line with the category expansion framework to clearly differentiate our brands. This strategy has enabled all of our brands to reach record

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levels across the country. Our core brands are leading the way for growth with different regional approaches, enabling Corona to grow at an accelerated pace in the Northern region and Victoria to deliver its best performance ever in the Central region. Our premium portfolio contributed meaningfully to top-line growth as well, led by Michelob Ultra and Stella Artois which grew by double digits.

The strong top-line performance, supported by capacity enhancements and continued cost discipline, contributed to FY18 EBITDA growth of 19.2% with margin expansion of 304 bps. In 4Q18, EBITDA grew by 24.2% with margin expansion of 566 bps.

Colombia

In Colombia, our revenues grew by 8.4% in FY18, with revenue per hl growth of 5.0% and total volume growth of 3.2%. The beer category continues to expand, as we gained an estimated 150 bps of share of total alcohol in the year, leading to beer volume growth of 3.6% in FY18 and 3.2% in 4Q18. Non-beer volumes grew 0.2% in FY18 and 0.3% in 4Q18.

We continue to drive premiumization within the category, supported by our global brand portfolio which grew by more than 75% this year, led by a strong performance from Budweiser. Our local brand portfolio also performed well, led by Aguila’s country-wide expansion focused on promoting its national identity.

EBITDA grew 17.3% in FY18 with margin expansion of 418 bps, driven by revenue growth and continued synergy capture. In 4Q18, EBITDA grew 13.3% with margin expansion of 201 bps.

Brazil

Our business in Brazil reported revenue growth in FY18 of 1.7% with revenue per hl growth of 6.4%. Volumes declined by 4.4%, with beer volumes down 3.1% and non-beer volumes down 8.7%. We estimate we lost 40 bps of market share in FY18 after gaining approximately 60 bps of market share in FY17. In 4Q18, revenue declined by 0.7% with revenue per hl growth of 3.3% and volume declines of 4.0%. Beer volumes declined 2.1%, which we estimate was ahead of the industry, while non-beer volumes declined by 9.8%.

We gained share in the premium segment, driven by our global brand portfolio which grew by more than 30%. Budweiser grew by more than 25%, Stella Artois was up by more than 40% and Corona led the way as one of the fastest growing brands in the country, up by more than 75% this year. Our core plus portfolio also delivered strong double digit growth, with Bohemia, Brahma Extra and Skol Hops performing very well.

We under-index considerably in the value segment with approximately 20% market share, and this segment now represents around 23% of the industry. Therefore, in order to capture share of the value segment without compromising our profitability, we are leveraging best practices from other markets to drive affordability initiatives in certain regions. We successfully launched two brands this year brewed with cassava grown by local farmers, which offer consumers an accessible price point while delivering comparable margins to our core portfolio. Nossa was launched in the third quarter in Pernambuco and we estimate it gained 5 percentage points of market share in the state by the end of the year. Applying the learnings from this early success, we launched Magnífica in the state of Maranhão in December, and we continue to explore additional opportunities to scale this initiative throughout relevant states for the segment.

In FY18, EBITDA grew 4.0% with margin expansion of 100 bps to 43.9% as a result of revenue management initiatives and ongoing cost discipline. In 4Q18, EBITDA declined by 7.6% with margin compression of 356 bps to 48.1% driven by the phasing of costs of sales in our non-beer business, partially offset by phasing of SG&A.

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Our performance in Brazil this year was below our expectations in the context of a challenging consumer environment. We are committed to improving our results in the market and believe we have the right strategy in place to deliver more balanced top-line growth between volume and revenue per hl. Our strategy is supported by the right brand portfolio, distribution capabilities, commercial investments and people to deliver sustainable, profitable growth in 2019 and beyond.

South Africa

The macroeconomic and consumer environment in South Africa was challenging this year. The VAT increase as of 1 April 2018, numerous petrol price increases and rising unemployment levels continued to have a negative impact on consumer disposable income, which put disproportionate pressure on the core segment where our portfolio is over-indexed. Our revenue in FY18 was flattish, with mid-single digit revenue per hl growth offset by mid-single digit volume declines. In 4Q18, we saw revenue growth of low single digits with flattish volumes.

Our premium portfolio continues to grow by triple digits, and we gained 10 percentage points of market share in the growing high end segment this year. In the core segment, which still accounts for the vast majority of our volumes and was held back by a challenging macroeconomic environment, our share remains broadly unchanged, and toward the end of the year we saw an improved performance in volume.

EBITDA this year decreased by low single digits with margin contraction of just over 100 bps, primarily due to escalations in the cost of sales. In 4Q18, EBITDA decreased by low single digits with margin contraction of more than 300 bps.

China

Revenue grew by 8.3% in FY18 with premiumization driving revenue per hl growth of 5.6% and supported by volume growth of 2.5%. In 4Q18, revenue growth of 17.1% was driven by strong revenue per hl growth of 10.2% and volume growth of 6.3%, which benefitted from the earlier timing of the Chinese New Year.

Our strong top-line performance resulted in further market share gains of 75 bps as per our estimates. Our super premium brands continued to grow significantly, supported by a strong overall performance of our eCommerce business. In FY18, Budweiser grew by mid-single digits supported by premiumization efforts which expanded beyond the music platform into fashion and broader lifestyle activations.

EBITDA grew by 20.9% in FY18 with margin expansion of 338 bps, resulting from top-line growth coupled with continued premiumization and cost discipline. In 4Q18, EBITDA continued healthy year-over-year growth.

Highlights from our other markets

In Canada, top-line declined by low single digits in both FY18 and 4Q18, driven primarily by a weaker beer industry and our share performance within the value segment, partially offset by the continued success of our trade-up strategy. Our High End Company in Canada is growing ahead of the industry, as Corona and Stella Artois continue to gain share and our local craft brands grew by double digits. Our focus core and core plus brands also continue to deliver solid results, with Michelob Ultra finishing the year as the fastest growing brand in Canada, and with Bud Light growing share for the 23rd consecutive year.

In Peru, we grew revenue by 7.0% in FY18 amidst a challenging macroeconomic environment that led to a volume decline of 1.7%. Top-line growth was driven by revenue management initiatives and positive brand mix from the growth of our global brands. In Ecuador, we grew revenue by 8.7% with volume growth

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of 4.9% and we gained an estimated 75 bps of share of total alcohol in FY18. This was a result of successful initiatives across our portfolio, led by Pilsener and Club Premium and continued growth of our global brands.

In Latin America South, Argentina volumes declined by low single digits in FY18, due largely to the consumption contraction resulting from challenging macroeconomic conditions. Despite the tough operating environment, we saw some encouraging trends in the industry and our portfolio. The beer category continues to gain share of throat from other alcoholic beverages, gaining over 3 pp this year. Our premium brands are doing well, gaining share in a growing segment of the industry, driven by Patagonia and Corona, and we continue to scale up Budweiser after reacquiring the rights to the brand in 2Q18. We also successfully repositioned our two largest brands in the country, Quilmes Clásica and Brahma, leading to an improved performance of our core portfolio. In accordance with IFRS rules, we are required to apply hyperinflation accounting in Argentina as of 1 January 2018. Additional details can be found on page 17.

Within EMEA, Europe grew revenue by low single digits in both FY18 and 4Q18, driven by both premiumization and volume growth. The UK and Spain led the way with double digit revenue growth underpinned by higher volumes, and we grew market share across the region. In Africa excluding South Africa, we saw significant own beer volume growth in FY18 in Zambia (up more than 20%) and Mozambique (up high teens), where we achieved record high market share in the last quarter of the year. However, own beer volumes were flattish in Tanzania and down by mid-single digits in Uganda as a result of capacity constraints and a challenging macroeconomic environment. Our growth in Nigeria accelerated throughout this past year following the introduction of our new brewery mid-year to meet demand, with revenue growth of more than 50% in 4Q18 (more than 25% in FY18) driven by double digit volume growth and continued market share gains. EBITDA margins expanded by more than 2 000 bps in 4Q18 as a result of the alleviation of capacity constraints and Budweiser’s entry into the premium segment.

In APAC, Australia grew revenue by low single digits, despite lower volumes due to increased promotional activity by competitors and a softer industry performance amidst declining consumer confidence. Great Northern remains a key engine of growth, with continued double digit growth of both Original and Super Crisp variants. Our craft acquisitions continue to grow in strength with double digit volume growth. In 4Q18, we further strengthened our NABLAB portfolio with the launch of our first non-alcohol beer, Carlton Zero.

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CONSOLIDATED INCOME STATEMENT

Figure 3. Consolidated income statement (million USD)
	FY17	FY18	Organic
			growth
Revenue	56 444	54 619	4.8%
Cost of sales	-21 386	-20 359	-4.7%
Gross profit	35 058	34 259	4.9%
SG&A	-18 099	-17 118	-0.4%
Other operating income/(expenses)	854	680	-2.2%
Normalized profit from operations (normalized EBIT)	17 814	17 821	9.0%
Non-recurring items above EBIT	-662	-715
Net finance income/(cost)	-5 814	-6 747
Non-recurring net finance income/(cost)	-693	-1 982
Share of results of associates	430	153
Income tax expense	-1 920	-2 839
Profit from continuing operations	9 155	5 691
Discontinued operations results	28	-
Profit	9 183	5 691
Profit attributable to equity holders of AB InBev	7 996	4 368
Profit attributable to non-controlling interest	1 187	1 323

Normalized EBITDA	22 084	22 080	7.9%
Normalized profit attributable to equity holders of AB InBev	7 967	6 793

	4Q17	4Q18	Organic
			growth
Revenue	14 600	14 250	5.3%
Cost of sales	-5 166	-5 193	-6.5%
Gross profit	9 434	9 057	4.6%
SG&A	-4 668	-4 154	6.0%
Other operating income/(expenses)	307	166	-32.5%
Normalized profit from operations (normalized EBIT)	5 073	5 068	12.4%
Non-recurring items above EBIT	-201	-464
Net finance income/(cost)	-1 559	-2 144
Non-recurring net finance income/(cost)	-658	-893
Share of results of associates	217	27
Income tax expense	568	-754
Profit from continuing operations	3 441	841
Discontinued operations results	-	-
Profit	3 441	841
Profit attributable to equity holders of AB InBev	3 037	457
Profit attributable to non-controlling interest	404	384

Normalized EBITDA	6 189	6 166	10.0%
Normalized profit attributable to equity holders of AB InBev	2 054	1 574

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Selling, General & Administrative Costs (SG&A)

SG&A increased by 0.4% in FY18, growing well below inflation as a result of synergy capture and ongoing cost discipline. In 4Q18, SG&A declined 6.0% as a result of the phasing of sales and marketing investments associated with the 2018 FIFA World Cup RussiaTM which were weighted toward the first half of 2018.

Other operating income

Other operating income decreased by 2.2% in FY18 due to a year-over-year reduction in government grants and lower gains from disposals. In 4Q18, other operating income decreased by 32.5% due to the phasing of government grants, primarily in Brazil.

Share of results of associates

The share of results of associates decreased from 430 million USD in FY17 to 153 million USD in FY18, and from 217 million USD in 4Q17 to 27 million USD in 4Q18. The 2017 share of results of associates reported for Castel includes the revision of 2016 finalized result of associates. In 2018, the share of results of associates reported for Castel was negatively impacted by a currency devaluation in Angola.

Non-recurring items above EBIT

Figure 4. Non-recurring items above EBIT (million USD)
	4Q17	4Q18	FY17	FY18
Restructuring	-61	-195	-468	-385
Acquisition costs / Business combinations	-112	-22	-155	-74
Business and asset disposal (including impairment losses)	-28	-17	-39	-26
Provision for EU investigation	-	-230	-	-230
Impact on profit from operations	-201	-464	-662	-715

Normalized profit from operations excludes negative non-recurring items of 715 million USD in FY18 and 464 million USD in 4Q18, primarily related to the one-off costs linked to the SAB integration.

In 2016, the European Commission announced an investigation into alleged abuse of a dominant position by us in Belgium through certain practices aimed at restricting trade from other European Union member states to Belgium. In connection with these ongoing proceedings, we made a provision of 230 million USD.

Net finance income/(cost)

Figure 5. Net finance income/(cost) (million USD)
	4Q17	4Q18	FY17	FY18
Net interest expense	-949	-912	-4 005	-3 785
Net interest on net defined benefit liabilities	-19	-23	-101	-94
Accretion expense	-162	-143	-614	-400
Mark-to-market	-396	-900	-291	-1 774
Other financial results	-33	-166	-803	-693
Net finance income/(cost)	-1 559	-2 144	-5 814	-6 747

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Net finance cost was impacted by the negative impact of mark-to-market losses on the hedging of our share-based payment programs. The number of shares covered by the hedging of our share-based payment programs, and the opening and closing share prices, are shown in figure 6 below.

Figure 6. Share-based payment hedge
	4Q17	4Q18	FY17	FY18
Share price at the start of the period (Euro)	101.30	75.22	100.55	93.13
Share price at the end of the period (Euro)	93.13	57.70	93.13	57.70
Number of equity derivative instruments at the end of the period (millions)	46.9	46.9	46.9	46.9

Non-recurring net finance income/(cost)

Figure 7. Non-recurring net finance income/(cost) (million USD)
	4Q17	4Q18	FY17	FY18
Mark-to-market (Grupo Modelo deferred share instrument)	-188	-445	-146	-873
Other mark-to-market	-182	-432	-142	-849
Early termination fee of Bonds and Other	-288	-16	-405	-260
Non-recurring net finance income/(cost)	-658	-893	-693	-1 982

Non-recurring net finance costs include mark-to-market losses on derivative instruments entered into to hedge the shares issued in relation to the Grupo Modelo and SAB combinations.

The number of shares covered by the hedging of the deferred share instrument and the restricted shares are shown in figure 8, together with the opening and closing share prices.

Figure 8. Non-recurring equity derivative instruments
	4Q17	4Q18	FY17	FY18
Share price at the start of the period (Euro)	101.30	75.22	100.55	93.13
Share price at the end of the period (Euro)	93.13	57.70	93.13	57.70
Number of equity derivative instruments at the end of the period (millions)	45.5	45.5	45.5	45.5

Income tax expense

Figure 9. Income tax expense (million USD)
	4Q17	4Q18	FY17	FY18
Income tax expense	-568	754	1 920	2 839
Effective tax rate	-21.4%	48.1%	18.0%	33.9%
Normalized effective tax rate	32.1%	32.9%	22.9%	27.8%
Normalized effective tax rate before MTM	28.8%	25.1%	22.4%	24.0%

The increase in our normalized ETR is mainly due to non-deductible mark-to-market losses and changes in tax legislation in some of the countries in which we operate. Excluding mark-to-market losses linked to the hedging of our share-based payment programs, our normalized ETR was 24.0% in FY18 compared to 22.4% in FY17.

The 4Q17 income tax expense was positively impacted by a 1.8 billion USD adjustment following the US tax reform enacted on 22 December 2017. This 1.8 billion USD adjustment results mainly from the remeasurement of the deferred tax liabilities set up in 2008 in line with IFRS as part of the purchase price accounting of the combination with Anheuser-Busch following the change in federal tax rate from 35% to 21%.

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Profit, Normalized Profit and Underlying Profit

Figure 10. Normalized and Underlying Profit attributable to equity holders of AB InBev (million USD)
	4Q17	4Q18	FY17	FY18
Profit attributable to equity holders of AB InBev	3 037	457	7 996	4 368
Non-recurring items, before taxes	201	464	662	715
Non-recurring finance (income)/cost, before taxes	658	893	693	1 982
Non-recurring taxes	-1 697	-208	-830	-240
Non-recurring non-controlling interest	-145	-32	-526	-32
Profit from discontinued operations	-	-	-28	-
Normalized profit attributable to equity holders of AB InBev	2 054	1 574	7 967	6 793
Underlying profit attributable to equity holders of AB InBev	2 450	2 497	8 258	8 644

Normalized profit attributable to equity holders of AB InBev was lower mainly due to the negative impact of mark-to-market losses on the hedging of our share-based payment programs. Underlying profit attributable to equity holders of AB InBev increased from 8 258 million USD in FY17 to 8 644 million USD in FY18.

Basic, Normalized and Underlying EPS

Figure 11. Normalized earnings per share (USD)
	4Q17	4Q18	FY17	FY18
Basic earnings per share	1.54	0.23	4.06	2.21
Non-recurring items, before taxes	0.10	0.24	0.34	0.36
Non-recurring finance (income)/cost, before taxes	0.33	0.45	0.35	1.00
Non-recurring taxes	-0.86	-0.11	-0.42	-0.12
Non-recurring non-controlling interest	-0.07	-0.02	-0.27	-0.02
Profit from discontinued operations	-	-	-0.01	-
Normalized earnings per share	1.04	0.80	4.04	3.44

Figure 12. Key components - Normalized and Underlying Earnings per share in USD
	4Q17	4Q18	FY17	FY18
Normalized EBIT before hyperinflation	2.57	2.56	9.04	9.14
Hyperinflation impacts in normalized EBIT	-	0.01	-	-0.12
Normalized EBIT	2.57	2.57	9.04	9.02
Mark-to-market (share-based payment programs)	-0.20	-0.46	-0.15	-0.90
Net finance cost	-0.59	-0.63	-2.80	-2.52
Income tax expense	-0.57	-0.49	-1.40	-1.56
Associates & non-controlling interest	-0.17	-0.20	-0.65	-0.61
Normalized EPS	1.04	0.80	4.04	3.44
Mark-to-market (share-based payment programs)	0.20	0.46	0.15	0.90
Hyperinflation impacts in EPS	-	0.01	-	0.04
Underlying EPS	1.24	1.26	4.19	4.38

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Adoption of Hyperinflation accounting in Argentina

Following the categorization of Argentina as a country with a three-year cumulative inflation rate greater than 100%, we are reporting, starting from the 3Q18 results release in which we accounted for the first nine months of 2018, the operations of our Argentinian affiliates applying hyperinflation accounting.

We are presenting the impact of adopting hyperinflation accounting as part of scopes.

In 4Q18 we are reporting 196 million USD impact of hyperinflation accounting on our revenue and 81 million USD impact on our normalized EBITDA. In FY18 we are reporting -246 million USD impact of hyperinflation accounting on our revenue and -144 million USD impact on our normalized EBITDA.

Figure 13. Impact of hyperinflation
Revenue	4Q18	FY18
Indexation	152	258
Closing rate	44	- 504
Total	196	-246

EBITDA	4Q18	FY18
Indexation	71	108
Closing rate	10	- 252
Total	81	-144

Furthermore, IAS 29 requires us to restate the non-monetary assets and liabilities stated at historical cost on the balance sheet of our operations in hyperinflation economies using inflation indices and to report the resulting hyperinflation through the income statement on a dedicated account for hyperinflation monetary adjustments in the finance line and report deferred taxes on such adjustments, when applicable.

During FY18, the transition to hyperinflation accounting in accordance with the IFRS rules, resulted in 46 million USD monetary adjustment reported in the finance line, a negative impact on the profit attributable to equity holders of AB InBev of -77 million USD and a negative impact on normalized EPS of -0.04 USD.

Reference base 2018

We have updated our 2018 segment reporting for purposes of results announcements starting 1 January 2019, which can be found on pages 28 and 29. This 2018 reference base covers: (i) the new regional results presentation effective 1 January 2019, (ii) the impact of hyperinflation accounting for the Argentinian operations as if we had applied hyperinflation accounting as of 1 January 2018, and (iii) restated results considering IFRS 16 adjustments (lease reporting) as if we had applied the new standard as of 1 January 2018. For further details please reference our 2018 annual report.

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Reconciliation between profit attributable to equity holders and normalized EBITDA

Figure 14. Reconciliation of normalized EBITDA to profit attributable to equity holders of AB InBev (million USD)
	4Q17	4Q18	FY17	FY18
Profit attributable to equity holders of AB InBev	3 037	457	7 996	4 368
Non-controlling interests	404	384	1 187	1 323
Profit	3 441	841	9 183	5 691
Discontinued operations results	-	-	- 28	-
Profit from continuing operations	3 441	841	9 155	5 691
Income tax expense	-568	754	1 920	2 839
Share of result of associates	-217	-27	-430	-153
Net finance (income)/cost	1 559	2 144	5 814	6 747
Non-recurring net finance (income)/cost	658	893	693	1 982
Non-recurring items above EBIT (incl. non-recurring impairment)	201	464	662	715
Normalized EBIT	5 073	5 068	17 814	17 821
Depreciation, amortization and impairment	1 116	1 097	4 270	4 260
Normalized EBITDA	6 189	6 166	22 084	22 080

Normalized EBITDA and normalized EBIT are measures utilized by AB InBev to demonstrate the company’s underlying performance.

Normalized EBITDA is calculated excluding the following effects from profit attributable to equity holders of AB InBev: (i) non-controlling interest; (ii) discontinued operations results; (iii) income tax expense; (iv) share of results of associates; (v) net finance cost; (vi) non-recurring net finance cost; (vii) non-recurring items above EBIT (including non-recurring impairment); and (viii) depreciation, amortization and impairment.

Normalized EBITDA and normalized EBIT are not accounting measures under IFRS accounting and should not be considered as an alternative to profit attributable to equity holders as a measure of operational performance, or an alternative to cash flow as a measure of liquidity. Normalized EBITDA and normalized EBIT do not have a standard calculation method and AB InBev’s definition of normalized EBITDA and normalized EBIT may not be comparable to that of other companies.

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FINANCIAL POSITION

Figure 15. Cash Flow Statement (million USD)
	FY17	FY18
Operating activities
Profit	9 183	5 691
Interest, taxes and non-cash items included in profit	12 484	15 870
Cash flow from operating activities before changes in working capital and use of provisions	21 667	21 561

Change in working capital	219	512
Pension contributions and use of provisions	-616	-488
Interest and taxes (paid)/received	-5 982	-7 064
Dividends received	142	141
Cash flow from operating activities	15 430	14 663

Investing activities
Net capex	-4 124	-4 649
Acquisition and sale of subsidiaries, net of cash acquired/disposed of	-556	145
Net of tax proceeds from SAB transaction-related divestitures	8 248	-430
Proceeds from the sale/(acquisition) of investment in short-term debt securities	4 337	1 296
Other	- 51	- 327
Cash flow from investing activities	7 854	-3 965

Financing activities
Dividends paid	-9 275	-7 761
Net (payments on)/proceeds from borrowings	-9 981	-4 707
Other (including net finance cost other than interest and purchase of non-controlling interest)	-1 748	-1 477
Cash flow from financing activities	-21 004	-13 945

Net increase/(decrease) in cash and cash equivalents	2 280	-3 247

Our cash flow from operating activities reached 14.7 billion USD in 2018 compared to 15.4 billion USD in 2017, primarily explained by higher taxes paid in 2018 compared to 2017, including the payment of taxes related to prior periods.

Cash flow used in investing activities was 3.9 billion USD in 2018 as compared to a cash inflow of 7.9 billion USD in 2017. The cash flow from investing activities in 2017 mainly reflected the proceeds from the announced SAB-related divestitures completed during 2017, net of taxes paid in 2017 on prior year divestitures, which were not repeated in 2018.

Our net capital expenditures amounted to 4.6 billion USD in 2018 and 4.1 billion USD in 2017. Out of the total 2018 capital expenditures approximately 48% was used to improve the company’s production facilities while 42% was used for logistics and commercial investments and 10% was used for improving administrative capabilities and purchase of hardware and software.

The cash outflow from financing activities amounted to 13.9 billion USD in 2018, as compared to a cash outflow of 21.0 billion USD in 2017. During 2017, we repaid 8 billion USD outstanding under the Term Loan B. This Term Loan was the last remaining facility of the 75 billion USD senior facilities raised in October 2015 to finance the combination with SAB.

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Our net debt decreased to 102.5 billion USD as of 31 December 2018, from 104.4 billion USD as of 31 December 2017.

Deleveraging to around 2x remains our commitment and we will prioritize debt repayment in order to meet this objective. We expect our net debt to EBITDA ratio to be below 4x by the end of 2020.

Net debt to normalized EBITDA decreased to 4.6x for the 12-month period ending 31 December 2018 from 4.8x for the 12-month period ending 31 December 2017.

We will continue to proactively manage our debt portfolio, of which 94% currently holds a fixed-interest rate, 44% is currently denominated in currencies other than USD, and maturities are well-distributed across the next several years.

In addition to a very comfortable debt maturity profile and strong cash flow generation, we maintained over 16 billion USD in cash and revolving credit facility liquidity, which consisted of 9.0 billion USD available under committed long-term credit facilities and approximately 7.0 billion USD of cash, cash equivalents and short-term investments.

PROPOSED FINAL DIVIDEND

Dividend Timeline
	Ex-coupon date	Record date	Payment date
Euronext: ABI	07 May 2019	08 May 2019	09 May 2019
MEXBOL: ANB	07 May 2019	08 May 2019	09 May 2019
JSE: ANH	07 May 2019*	10 May 2019	13 May 2019
NYSE: BUD (ADR program)	07 May 2019	08 May 2019	06 June 2019
Restricted Shares	07 May 2019	08 May 2019	09 May 2019

The AB InBev Board proposes a final dividend of 1.00 EUR per share, subject to shareholder approval at the AGM on 24 April 2019. When combined with the interim dividend of 0.80 EUR per share paid in November 2018, the total dividend for the Fiscal Year 2018 would be 1.80 EUR per share.

* The proposed timetable concerning the shares traded on the Johannesburg Stock Exchange is based on Wednesday, 8 May 2019 being a South African public holiday due to the South African elections taking place on that day and is subject to change. Shareholders holding shares traded on the Johannesburg Stock Exchange will be notified accordingly.

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RECENT EVENTS

Bond issuance and tender offer

On 23 January 2019, we issued 15.5 billion USD aggregate principal amount of bonds (collectively, the “Notes”) via Anheuser-Busch InBev Worldwide Inc. The proceeds of the Notes were used to fund the concurrently announced tender offer for up to $16.5 billion of certain USD bonds maturing between 2021-2026. The tender offer expired on 7 February 2019 and we successfully retired 16.3 billion USD principal amount of bonds maturing 2021-2026.

The Notes offering and subsequent tender offer allowed us to significantly extend our debt maturity profile and eliminate any near-term refinancing pressure.

Notes Offering
Title of Series of Notes	Aggregate Principal Amount Sold	Maturity Date	Coupon

Fixed Rate Notes due 2025	$2,500,000,000	January 23, 2025	4.15%

Fixed Rate Notes due 2029	$4,250,000,000	January 23, 2029	4.75%

Fixed Rate Notes due 2031	$750,000,000	January 23, 2031	4.90%

Fixed Rate Notes due 2039	$2,000,000,000	January 23, 2039	5.45%

Fixed Rate Notes due 2049	$4,000,000,000	January 23, 2049	5.55%

Fixed Rate Notes due 2059	$2,000,000,000	January 23, 2059	5.80%

Tender Offer
Targeted Notes	Issuer	Principal Redeemed	Principal Amount Outstanding After Purchase
2021 Pool

2.650% Notes due 2021	ABIFI	$2,518,521,000	$2,449,067,000
Floating Rate Notes due 2021	ABIFI	189,204,000	310,796,000
4.375% Notes due 2021	ABIWW	214,638,000	285,362,000

2022 Pool

3.750% Notes due 2022	ABIWW	$1,100,588,000	$1,249,451,000
2.500% Notes due 2022	ABIWW	1,295,953,000	1,704,047,000

2023 Pool

2.625% Notes due 2023	ABIFI	$606,684,000	$643,316,000
3.300% Notes due 2023	ABIFI	2,885,926,000	3,114,074,000

2024 Pool

Floating Rate Notes due 2024	ABIWW	$270,907,000	$229,093,000
3.500% Notes due 2024	ABIWW	845,580,000	654,420,000
3.700% Notes due 2024	ABIFI	534,827,000	865,173,000

2026 Pool

3.650% Notes due 2026	ABIFI	$811,685,000	$1,633,152,000
3.650% Notes due 2026	ABIWW and ABC	5,064,022,000	3,491,141,000

Total		$16,338,535,000	$16,629,092,000

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NOTES

To facilitate the understanding of AB InBev’s underlying performance, the analyses of growth, including all comments in this press release, unless otherwise indicated, are based on organic growth and normalized numbers. In other words, financials are analyzed eliminating the impact of changes in currencies on translation of foreign operations, and scope changes. Scope changes represent the impact of acquisitions and divestitures, the start or termination of activities or the transfer of activities between segments, curtailment gains and losses and year over year changes in accounting estimates and other assumptions that management does not consider as part of the underlying performance of the business. The impact of adopting hyperinflation accounting in Argentina effective 1 January 2018 is presented as a scope change.

All references per hectoliter (per hl) exclude US non-beer activities. To eliminate the effect of geography mix, i.e. the impact of stronger volume growth coming from countries with lower revenue per hl, and lower Cost of Sales per hl, we are also presenting, where specified, organic growth per hectoliter figures on a constant geographic basis. When we make estimations on a constant geographic basis, we assume each country in which we operate accounts for the same percentage of our global volume as in the same period of the previous year. References to the High End Company refer to a business unit made up of a portfolio of global, specialty and craft brands across 22 countries.

Whenever presented in this document, all performance measures (EBITDA, EBIT, profit, tax rate, EPS) are presented on a “normalized” basis, which means they are presented before non-recurring items and discontinued operations. Non-recurring items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature. Normalized measures are additional measures used by management and should not replace the measures determined in accordance with IFRS as an indicator of the Company’s performance. On 30 March 2018 the 50:50 merger of AB InBev’s and Anadolu Efes’ existing Russia and Ukraine businesses was completed. The combined business is fully consolidated in the Anadolu Efes financial accounts. As a result of this transaction, AB InBev stopped consolidating its Russia and Ukraine businesses and accounts for its investment in AB InBev Efes under the equity method, as of that date. The results of the former SAB CEE business are presented as “discontinued operations result” until their disposal on 31 March 2017. Values in the figures and annexes may not add up, due to rounding.

4Q18 and FY18 EPS is based upon a weighted average of 1,975 million shares compared to a weighted average of 1,971 million shares for 4Q17 and FY17.

Legal Disclaimer

This release contains “forward-looking statements”. These statements are based on the current expectations and views of future events and developments of the management of AB InBev and are naturally subject to uncertainty and changes in circumstances. The forward-looking statements contained in this release include, among other things, statements relating to AB InBev’s business combination with ABI SAB Group Holdings Limited and other statements other than historical facts. Forward-looking statements include statements typically containing words such as “will”, “may”, “should”, “believe”, “intends”, “expects”, “anticipates”, “targets”, “estimates”, “likely”, “foresees” and words of similar import. All statements other than statements of historical facts are forward-looking statements. You should not place undue reliance on these forward-looking statements, which reflect the current views of the management of AB InBev, are subject to numerous risks and uncertainties about AB InBev and are dependent on many factors, some of which are outside of AB InBev’s control. There are important factors, risks and uncertainties that could cause actual outcomes and results to be materially different, including the ability to realize synergies from the business combination with ABI SAB Group Holdings Limited, the risks and uncertainties relating to AB InBev described under Item 3.D of AB InBev’s Annual Report on Form 20-F (“Form 20-F”) filed with the US Securities and Exchange Commission (“SEC”) on 22 March 2017. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements.

The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including AB InBev’s most recent Form 20-F and other reports furnished on Form 6-K, and any other documents that AB InBev has made public. Any forward-looking statements made in this communication are qualified in their entirety by these cautionary statements and there can be no assurance that the actual results or developments anticipated by AB InBev will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, AB InBev or its business or operations. Except as required by law, AB InBev undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The Fourth Quarter 2018 (4Q18) and Full Year 2018 (FY18) financial data set out in Figure 1 (except for the volume information), Figures 3 to 5, 7, 9, 10 and 14 of this press release have been extracted from the group’s audited consolidated financial statements as of and for the twelve months ended 31 December 2018, which have been audited by our statutory auditors Deloitte Bedrijfsrevisoren/Réviseurs d’Entreprises CVBA/SCRL in accordance with International Standards on Auditing as applied in Belgium and resulted in an unqualified audit opinion. Financial data included in Figures 6, 8, 11, 12, 13 and 15 have been extracted from the underlying accounting records as of and for the twelve months ended 31 December 2018 (except for the volume information).

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CONFERENCE CALL AND WEBCAST

Press Conference on Thursday, February 28, 2019:

10.30 am CET – Leuven, Belgium

Investor Conference call and webcast on Thursday, February 28, 2019:

3.00pm Brussels / 2.00pm London / 9.00am New York

Registration details

Webcast (listen-only mode):

AB InBev FY18 Results Webcast

Conference call (with interactive Q&A):

AB InBev FY18 Results Conference Call

ANHEUSER-BUSCH INBEV CONTACTS

Investors	Media

Lauren Abbott Tel: +1 212 573 9287 E-mail: lauren.abbott@ab-inbev.com	Pablo Jimenez Tel: +1 212 573 9289 E-mail: pablo.jimenez@ab-inbev.com

Mariusz Jamka Tel: +32 16 276 888 E-mail: mariusz.jamka@ab-inbev.com	Aimee Baxter Tel: +1 718 650 4003 E-mail: aimee.baxter@ab-inbev.com

Jency John Tel: +1 646 746 9673 E-mail: jency.john@ab-inbev.com	Ingvild Van Lysebetten Tel: +32 16 276 608 E-mail: Ingvild.vanlysebetten@ab-inbev.com

About Anheuser-Busch InBev

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexico (MEXBOL: ANB) and South Africa (JSE: ANH) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). Our Dream is to bring people together for a better world. Beer, the original social network, has been bringing people together for thousands of years. We are committed to building great brands that stand the test of time and to brewing the best beers using the finest natural ingredients. Our diverse portfolio of well over 500 beer brands includes global brands Budweiser®, Corona® and Stella Artois®; multi-country brands Beck’s®, Castle®, Castle Lite®, Hoegaarden® and Leffe®; and local champions such as Aguila®, Antarctica®, Bud Light®, Brahma®, Cass®, Cristal®, Harbin®, Jupiler®, Michelob Ultra®, Modelo Especial®, Quilmes®, Victoria®, Sedrin®, and Skol®. Our brewing heritage dates back more than 600 years, spanning continents and generations. From our European roots at the Den Hoorn brewery in Leuven, Belgium. To the pioneering spirit of the Anheuser & Co brewery in St. Louis, US. To the creation of the Castle Brewery in South Africa during the Johannesburg gold rush. To Bohemia, the first brewery in Brazil. Geographically diversified with a balanced exposure to developed and developing markets, we leverage the collective strengths of approximately 175,000 employees based in nearly 50 countries worldwide. For 2018, AB InBev’s reported revenue was 54.6 billion USD (excluding JVs and associates).

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Annex 1
AB InBev Worldwide	FY17	Scope	Currency Translation	Organic Growth	FY18	Organic Growth
Total volumes (thousand hls)	612 572	-47 185	-	1 679	567 066	0.3%
of which AB InBev own beer	507 692	-10 949	-	3 819	500 561	0.8%
Revenue	56 444	-2 600	-1 816	2 591	54 619	4.8%
Cost of sales	-21 386	1 373	592	-938	-20 359	-4.7%
Gross profit	35 058	-1 227	-1 224	1 653	34 259	4.9%
SG&A	-18 099	603	443	-65	-17 118	-0.4%
Other operating income/(expenses)	854	-112	-46	-17	680	-2.2%
Normalized EBIT	17 814	-736	-827	1 570	17 821	9.0%
Normalized EBITDA	22 084	-751	-954	1 702	22 080	7.9%
Normalized EBITDA margin	39.1%				40.4%	118 bps

North America	FY17	Scope	Currency Translation	Organic Growth	FY18	Organic Growth
Total volumes (thousand hls)	113 496	76	-	-2 846	110 726	-2.5%
Revenue	15 588	19	13	-117	15 504	-0.8%
Cost of sales	-5 777	26	-6	-30	-5 788	-0.5%
Gross profit	9 811	44	8	-147	9 716	-1.5%
SG&A	-4 361	-75	-5	44	-4 396	1.0%
Other operating income/(expenses)	36	-	-	4	40	10.7%
Normalized EBIT	5 486	-31	3	-99	5 360	-1.8%
Normalized EBITDA	6 329	-30	4	-153	6 150	-2.4%
Normalized EBITDA margin	40.6%				39.7%	-68 bps

Latin America West	FY17	Scope	Currency Translation	Organic Growth	FY18	Organic Growth
Total volumes (thousand hls)	110 625	-71	-	4 922	115 476	4.5%
Revenue	9 238	-9	-109	879	9 999	9.5%
Cost of sales	-2 555	-3	32	-196	-2 722	-7.7%
Gross profit	6 683	-12	-76	682	7 277	10.2%
SG&A	-2 876	10	32	13	-2 821	0.5%
Other operating income/(expenses)	89	-	-0.85	-1	87	-1.5%
Normalized EBIT	3 896	-2	-45	694	4 544	17.8%
Normalized EBITDA	4 512	-2	-52	738	5 196	16.4%
Normalized EBITDA margin	48.8%				52.0%	306 bps

Latin America North	FY17	Scope	Currency Translation	Organic Growth	FY18	Organic Growth
Total volumes (thousand hls)	119 374	-232		-4 172	114 969	-3.5%
Revenue	9 775	-29	-1 044	288	8 990	3.0%
Cost of sales	-3 744	14	389	-63	-3 404	-1.7%
Gross profit	6 031	-16	-655	225	5 585	3.7%
SG&A	-3 060	5	318	51	-2 686	1.7%
Other operating income/(expenses)	361		-36	-59	266	-16.3%
Normalized EBIT	3 332	-10	-373	216	3 165	6.5%
Normalized EBITDA	4 180	-10	-462	218	3 926	5.2%
Normalized EBITDA margin	42.8%				43.7%	95 bps

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Latin America South	FY17	Scope	Currency	Organic	FY18	Organic
			Translation	Growth		Growth
Total volumes (thousand hls)	34 062	238		-325	33 975	-1.0%
Revenue	3 363	-218	-990	709	2 863	21.3%
Cost of sales	-1 207	-6	295	-143	-1 060	-11.9%
Gross profit	2 156	-224	-695	567	1 803	26.7%
SG&A	-781	15	242	-166	-689	-21.4%
Other operating income/(expenses)	13	-18	-11	18	2	138.7%
Normalized EBIT	1 388	-226	-465	419	1 116	30.8%
Normalized EBITDA	1 595	-163	-534	483	1 381	30.8%
Normalized EBITDA margin	47.4%				48.2%	369 bps

EMEA	FY17	Scope	Currency	Organic	FY18	Organic
			Translation	Growth		Growth
Total volumes (thousand hls)	131 692	-46 445		1 929	87 176	2.3%
of which AB InBev own beer	89 369	-10 353		1 850	80 865	2.3%
Revenue	10 344	-2 453	163	319	8 374	4.1%
Cost of sales	-4 609	1 418	-54	-237	-3 482	-7.7%
Gross profit	5 735	-1 035	110	82	4 892	1.7%
SG&A	-3 336	704	-69	-58	-2 760	-2.2%
Other operating income/(expenses)	108	-29		18	98	21.1%
Normalized EBIT	2 507	-359	40	42	2 230	1.9%
Normalized EBITDA	3 349	-440	54	37	3 000	1.3%
Normalized EBITDA margin	32.4%				35.8%	-100 bps

Asia Pacific	FY17	Scope	Currency	Organic	FY18	Organic
			Translation	Growth		Growth
Total volumes (thousand hls)	101 986	95		2 185	104 266	2.1%
Revenue	7 804	39	155	473	8 470	6.1%
Cost of sales	-3 201	-23	-72	-237	-3 533	-7.4%
Gross profit	4 603	16	83	235	4 937	5.1%
SG&A	-2 735	-20	-57	42	-2 770	1.6%
Other operating income/(expenses)	168	-1	4	-8	163	-5.0%
Normalized EBIT	2 035	-6	30	270	2 330	13.3%
Normalized EBITDA	2 695	-5	49	344	3 082	12.8%
Normalized EBITDA margin	34.5%				36.4%	218 bps

Global Export and Holding Companies	FY17	Scope	Currency	Organic	FY18	Organic
			Translation	Growth		Growth
Total volumes (thousand hls)	1 336	-846		-13	478	-2.6%
Revenue	332	51	-5	41	419	12.2%
Cost of sales	-292	-52	7	-32	-370	-10.8%
Gross profit	40	-2	2	9	49	23.8%
SG&A	-950	-36	-18	7	-996	0.7%
Other operating income/(expenses)	79	-65	-2	12	25	89.8%
Normalized EBIT	-830	-102	-18	28	-923	3.0%
Normalized EBITDA	-577	-101	-13	35	-656	5.2%

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Annex 2
AB InBev Worldwide	4Q17	Scope	Currency	Organic	4Q18	Organic
			Translation	Growth		Growth
Total volumes (thousand hls)	145 977	-4 034		420	142 363	0.3%
of which AB InBev own beer	126 754	-3 307		1 502	124 949	1.2%
Revenue	14 600	81	-1 193	762	14 250	5.3%
Cost of sales	-5 166	-80	382	-329	-5 193	-6.5%
Gross profit	9 434	1	-811	433	9 057	4.6%
SG&A	-4 668	-70	308	276	-4 154	6.0%
Other operating income/(expenses)	307	-24	-24	-93	166	-32.5%
Normalized EBIT	5 073	-94	-527	616	5 068	12.4%
Normalized EBITDA	6 189	-26	-607	610	6 166	10.0%
Normalized EBITDA margin	42.4%				43.3%	190 bps

North America	4Q17	Scope	Currency	Organic	4Q18	Organic
			Translation	Growth		Growth
Total volumes (thousand hls)	26 231			-116	26 114	-0.4%
Revenue	3 682		-14	32	3 700	0.9%
Cost of sales	-1 390	7	4	-20	-1 399	-1.4%
Gross profit	2 292	7	-10	12	2 301	0.5%
SG&A	-1 072	-23	5	71	-1 019	6.5%
Other operating income/(expenses)	14			14	28	105.0%
Normalized EBIT	1 234	-16	-4	97	1 310	8.0%
Normalized EBITDA	1 457	-16	-5	74	1 510	5.1%
Normalized EBITDA margin	39.6%				40.8%	165 bps

Latin America West	4Q17	Scope	Currency	Organic	4Q18	Organic
			Translation	Growth		Growth
Total volumes (thousand hls)	29 425	-46		1 025	30 405	3.5%
Revenue	2 578	-7	-116	245	2 699	9.5%
Cost of sales	-677	5	32	-13	-653	-1.9%
Gross profit	1 901	-2	-85	232	2 046	12.2%
SG&A	-740	1	35	22	-682	3.0%
Other operating income/(expenses)	59		-1	-40	17	-68.9%
Normalized EBIT	1 219	-2	-51	214	1 380	17.6%
Normalized EBITDA	1 377	-2	-59	228	1 544	16.5%
Normalized EBITDA margin	53.4%				57.2%	344 bps

Latin America North	4Q17	Scope	Currency	Organic	4Q18	Organic
			Translation	Growth		Growth
Total volumes (thousand hls)	34 881	-56		-1 206	33 619	-3.5%
Revenue	3 134	-7	-431	-1	2 695	0.0%
Cost of sales	-1 008	4	161	-180	-1 023	-17.9%
Gross profit	2 127	-3	-270	-181	1 672	-8.5%
SG&A	-914	1	114	150	-648	16.5%
Other operating income/(expenses)	129		-12	-58	59	-44.7%
Normalized EBIT	1 341	-2	-168	-88	1 083	-6.6%
Normalized EBITDA	1 576	-2	-201	-88	1 285	-5.6%
Normalized EBITDA margin	50.3%				47.7%	-279 bps

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Latin America South	4Q17	Scope	Currency	Organic	4Q18	Organic
			Translation	Growth		Growth
Total volumes (thousand hls)	10 432	195		-761	9 866	-7.4%
Revenue	1 076	227	-472	230	1 060	21.7%
Cost of sales	-354	-121	121	-5	-359	-1.4%
Gross profit	722	106	-351	225	702	31.7%
SG&A	-212	-76	104	-32	-216	-15.4%
Other operating income/(expenses)	8	-5	-9	12	6	143.4%
Normalized EBIT	518	26	-256	204	492	40.3%
Normalized EBITDA	570	71	-283	217	574	38.8%
Normalized EBITDA margin	53.0%				54.2%	743 bps

EMEA	4Q17	Scope	Currency	Organic	4Q18	Organic
			Translation	Growth		Growth
Total volumes (thousand hls)	26 238	-3 762		1 007	23 484	4.5%
of which AB InBev own beer	24 092	-3 084		912	21 920	4.3%
Revenue	2 322	-162	-83	106	2 183	5.0%
Cost of sales	-954	53	34	-23	-890	-2.7%
Gross profit	1 369	-108	-49	82	1 294	6.4%
SG&A	-731	47	24	-19	-678	-2.7%
Other operating income/(expenses)	34	-17	-4	-4	9	-17.6%
Normalized EBIT	671	-79	-28	60	624	9.7%
Normalized EBITDA	891	-59	-35	4	802	0.5%
Normalized EBITDA margin	38.4%				36.7%	-165 bps

Asia Pacific	4Q17	Scope	Currency	Organic	4Q18	Organic
			Translation	Growth		Growth
Total volumes (thousand hls)	18 381	22		472	18 875	2.6%
Revenue	1 726	12	-73	128	1 793	7.4%
Cost of sales	-701	-9	27	-77	-760	-11.0%
Gross profit	1 025	3	-46	51	1 033	5.0%
SG&A	-727	-9	18	62	-656	8.5%
Other operating income/(expenses)	66		-1	-28	36	-43.4%
Normalized EBIT	364	-6	-29	84	413	23.3%
Normalized EBITDA	528	-6	-33	127	616	24.2%
Normalized EBITDA margin	30.6%				34.4%	476 bps

Global Export and Holding	4Q17	Scope	Currency	Organic	4Q18	Organic
Companies			Translation	Growth		Growth
Total volumes (thousand hls)	388	-388				-
Revenue	81	17	-3	23	118	28.3%
Cost of sales	-82	-19	3	-11	-110	-12.5%
Gross profit	-1	-2	-1	12	9	282.0%
SG&A	-272	-11	7	22	-255	7.8%
Other operating income/(expenses)	-2	-2	4	11	11	123.5%
Normalized EBIT	-275	-15	9	45	-235	15.5%
Normalized EBITDA	-210	-12	9	48	-165	21.4%

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Reference Base 2018
AB InBev Worldwide	1Q 2018	2Q 2018	3Q 2018	4Q 2018	FY 2018
Total volumes (thousand hls)	134 831	143 685	146 187	142 363	567 066
Revenue	13 090	13 764	13 514	14 250	54 619
Cost of sales	-5 004	-5 092	-5 042	-5 182	-20 320
Gross profit	8 086	8 672	8 472	9 068	34 299
SG&A	-4 318	-4 455	-4 254	-4 181	-17 209
Other operating income/(expenses)	186	211	220	197	814
Normalized EBIT	3 955	4 428	4 438	5 084	17 904
Normalized EBITDA	5 120	5 582	5 606	6 284	22 592
Normalized EBITDA margin	39.1%	40.6%	41.5%	44.1%	41.4%

North America	1Q 2018	2Q 2018	3Q 2018	4Q 2018	FY 2018
Total volumes (thousand hls)	24 814	29 813	29 985	26 114	110 726
Revenue	3 460	4 181	4 162	3 700	15 504
Cost of sales	-1 298	-1 534	-1 539	-1 394	-5 765
Gross profit	2 161	2 647	2 623	2 307	9 738
SG&A	-1 049	-1 179	-1 161	-1 023	-4 413
Other operating income/(expenses)	1	1	11	28	40
Normalized EBIT	1 112	1 469	1 473	1 311	5 365
Normalized EBITDA	1 322	1 673	1 683	1 522	6 199
Normalized EBITDA margin	38.2%	40.0%	40.4%	41.1%	40.0%

Middle Americas	1Q 2018	2Q 2018	3Q 2018	4Q 2018	FY 2018
Total volumes (thousand hls)	30 738	32 212	31 813	34 039	128 803
Revenue	2 705	2 892	2 876	3 141	11 614
Cost of sales	-811	-851	-837	-836	-3 336
Gross profit	1 894	2 041	2 038	2 305	8 278
SG&A	-798	-827	-776	-775	-3 176
Other operating income/(expenses)	6	21	44	17	88
Normalized EBIT	1 102	1 235	1 306	1 546	5 189
Normalized EBITDA	1 294	1 448	1 514	1 777	6 033
Normalized EBITDA margin	47.8%	50.1%	52.6%	56.6%	51.9%

South America	1Q 2018	2Q 2018	3Q 2018	4Q 2018	FY 2018
Total volumes (thousand hls)	34 088	30 383	31 297	39 851	135 618
Revenue	2 861	2 101	1 964	3 313	10 238
Cost of sales	-1 082	-797	-767	-1 196	-3 842
Gross profit	1 778	1 304	1 197	2 117	6 396
SG&A	-868	-720	-624	-764	-2 976
Other operating income/(expenses)	82	74	47	65	267
Normalized EBIT	992	657	620	1 418	3 688
Normalized EBITDA	1 257	884	879	1 675	4 696
Normalized EBITDA margin	44.0%	42.1%	44.7%	50.6%	45.9%

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EMEA	1Q 2018	2Q 2018	3Q 2018	4Q 2018	FY 2018
Total volumes (thousand hls)	20 549	21 340	21 803	23 484	87 176
Revenue	1 919	2 176	2 095	2 183	8 374
Cost of sales	-834	-887	-867	-887	-3 475
Gross profit	1 085	1 289	1 228	1 297	4 898
SG&A	-722	-751	-699	-708	-2 879
Other operating income/(expenses)	49	68	76	40	232
Normalized EBIT	412	606	605	629	2 251
Normalized EBITDA	660	847	833	846	3 187
Normalized EBITDA margin	34.4%	38.9%	39.8%	38.7%	38.1%

Asia Pacific	1Q 2018	2Q 2018	3Q 2018	4Q 2018	FY 2018
Total volumes (thousand hls)	24 296	29 804	31 290	18 875	104 266
Revenue	2 040	2 327	2 310	1 793	8 470
Cost of sales	-870	-958	-944	-760	-3 531
Gross profit	1 170	1 369	1 366	1 034	4 939
SG&A	-622	-741	-750	-656	-2 769
Other operating income/(expenses)	41	43	43	36	163
Normalized EBIT	589	670	659	414	2 333
Normalized EBITDA	772	870	861	628	3 131
Normalized EBITDA margin	37.8%	37.4%	37.3%	35.0%	37.0%

Global Export and Holding companies	1Q 2018	2Q 2018	3Q 2018	4Q 2018	FY 2018
Total volumes (thousand hls)	346	132	0	0	478
Revenue	106	87	107	118	419
Cost of sales	-107	-65	-88	-110	-370
Gross profit	-1	22	19	9	49
SG&A	-260	-236	-244	-255	-996
Other operating income/(expenses)	8	5	0	11	25
Normalized EBIT	-253	-209	-225	-235	-922
Normalized EBITDA	-184	-141	-164	-165	-653

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